EXHIBIT 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2022 to December 31, 2022

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s.1) Fiscal year covered by the statement: from January 1, 2022 to December 31, 2022 Name of the entity filing the statement: Suncor Energy Inc. Name(s) of the subsidiary or subsidiaries for which the entity filesthe statement, where applicable: Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership; Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership CERTIFICATE I certify that I have examined the information contained in the statement of Suncor Energy Inc. for the fiscal year that began on January 1, 2022 and ended on December 31, 2022 . To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete. Full name of the officer or director: Kris Smith Title of position: Chief Financial Officer and Executive Vice President of Corporate Development Date: May 27, 2023 “Kris Smith”